Deloitte Accountants B.V.
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1043 DP Amsterdam
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1040 HC Amsterdam
Netherlands

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N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Carel van Bylandtlaan 30
2596 HR The Hague

Date	From	Reference
October 31, 2005	A.J. Coster	3100033319/OP9999/jw
Auditors’ report ex section 2:328, subsection 1 of the Netherlands Civil Code
Introduction
We have examined the proposal dated 31 October 2005 for the merger between Shell Petroleum N.V. (acquiring company), The Hague, and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (disappearing company), The Hague.
This proposal is the responsibility of the companies’ management. Our responsibility is to express an opinion on the merger proposal as referred to in section 2:328 subsection 1 of the Netherlands Civil Code.
Scope
We conducted our examination in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform our examination to obtain reasonable assurance about whether:
1.	the share exchange ratio as set out in the merger proposal, as referred to in section 2:326 of the Netherlands Civil Code, is reasonable;

2.	the shareholders’ equity of N.V. Koninklijk Nederlandsche Petroleum Maatschappij at 30 September 2005, on the basis of valuation methods generally accepted in the Netherlands at least corresponds to the nominal paid-up amount on the aggregate number of shares to be acquired by its shareholders under the merger, increased by the cash payments (including loan notes) to which they are entitled according to the exchange ratio.
Deloitte Accountants B.V. is registered with the Trade Register of the Chamber of Commerce and Industry in Rotterdam number 24362853.	Member of Deloitte Touche Tohmatsu

31 October 2005
3100033319/OP9999/jw
We believe that our examination provides a reasonable basis for our opinion.
Opinion
In our opinion:
1.	the share exchange ratio as set out in the merger proposal, as referred to in section 2:326 of the Netherlands Civil Code is reasonable, having regard inter alia to the documents attached to the merger proposal;

2.	the shareholders’ equity of N.V. Koninklijke Nederlandsche Petroleum Maatschappij, at 30 September 2005, on the basis of valuation methods generally accepted in the Netherlands at least corresponds to the nominal paid-up amount on the aggregate number of shares to be acquired by its shareholders under the merger amounting to € 21,178,376,978, increased by the cash payments (including loan notes) to which they are entitled according to the exchange ratio.
This report is intended solely for the use in respect of the proposed transaction and may not be used for any other purpose.